SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA ● ASIA PACIFIC ● EUROPE

October 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Messrs. Jeff Long and John Grzeskiewicz

Re:	BlackRock Focus Growth Fund, Inc.

Registration Statement on Form N-14

(File Nos. 333-233114)

Dear Messrs. Long and Grzeskiewicz:

On behalf of BlackRock Focus Growth Fund, Inc. (the “Acquiring Fund”), this letter responds to the telephonic comments provided by Mr. Jeff Long on August 26, 2019 and Mr. Keith O’Connell on September 4, 2019, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Acquiring Fund’s Registration Statement on Form N-14 filed with the Commission on August 8, 2019 (the “Registration Statement”) relating to the proposed acquisition by the Acquiring Fund of substantially all of the assets and certain stated liabilities of BlackRock Large Cap Focus Growth Fund (the “Target Fund”), a series of BlackRock Large Cap Series Funds, Inc. (the “Target Corporation”), in exchange for shares of the Acquiring Fund (the “Reorganization”). The Target Fund and the Acquiring Fund may be referred to herein as a “Fund.”

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Accounting Comments

General

Comment 1:    Please provide the accounting and performance survivor analysis (the “NAST analysis”) for the Reorganization prior to going effective.

Response:    The NAST analysis for the Reorganization was provided supplementally to the Staff on October 7, 2019.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

October 11, 2019

Comment 2:    The Staff notes that the Target Fund is a “feeder” fund that invests all of its assets in Master Large Cap Focus Growth Portfolio (the “Target Master Portfolio”), a series of Master Large Cap Series LLC (the “Target Master LLC”), and the Acquiring Fund is a “feeder” fund that invests all of its assets in Master Focus Growth LLC (the “Acquiring Master Portfolio” and together with the Target Master Portfolio, the “Master Portfolios”). Please confirm whether any additional feeder funds invest in the Master Portfolios. If so, please consider disclosing information regarding such additional feeder funds.

Response:    The Acquiring Fund confirms that, as of the date of this letter, the Acquiring Fund is the only feeder fund that invests in the Acquiring Master Portfolio. The Target Fund confirms that, as of the date of this letter, the Target Fund is the only feeder fund that invests in the Target Master Portfolio.

In addition and in response to Comment 6, we have revised the disclosure as set forth in the response to Comment 6 below.

Summary – Fees and Expenses

Comment 3:    Please confirm whether the fees shown in each fee table represent current fees in accordance with Item 3 of Form N-14.

Response:    The Funds have considered the Staff’s comment and confirm that the fees provided in the above referenced fee tables are current fees in accordance with Item 3 of Form N-14.

Information About the Reorganization – Material U.S. Federal Income Tax Consequences of the Reorganization

Comment 4:    Please confirm whether, as a result of the Reorganization, there will be any limits to the use of capital loss carryforwards by the Acquiring Fund following the Reorganization.

Response:    The Acquiring Fund confirms that, as a result of the Reorganization, the use of capital loss carryforwards by the Acquiring Fund may be subject to limitation under Section 382 of the Internal Revenue Code of 1986, as amended, following the Reorganization. In addition, the section entitled “Information About the Reorganization – Material U.S. Federal Income Tax Consequences of the Reorganization” has been modified to remove the following sentence: “It is not expected that significant capital loss carryforwards will be forfeited as a result of the Reorganization.”

In addition, the section entitled “Pro Forma Financial Statements (Unaudited) – Undistributed Net Investment Income, Undistributed Realized Gains and Capital Loss Carryforwards” has been modified to add the following footnote to the Acquiring Fund’s capital loss carryforwards:

“Capital loss carryforwards may be subject to limitation under Section 382 of the Internal Revenue Code of 1986, as amended.”

Securities and Exchange Commission

October 11, 2019

Legal Comments

General

Comment 5:    Please explain why a vote of the Target Fund’s shareholders is not required to be taken in connection with the Reorganization.

Response:    The Reorganization will not require the vote of the Target Fund’s shareholders under the Target Corporation’s charter, applicable state law or the Investment Company Act of 1940, as amended (the “1940 Act”), in reliance on Rule 17a-8 under the 1940 Act. Under Rule 17a-8, shareholder approval is not required if: (a) no policy of the target fund that could not be changed under Section 13 of the 1940 Act without a vote of a majority of its outstanding voting securities is materially different from a policy of the acquiring fund; (b) no advisory contract of the target fund is materially different from that of the acquiring fund; (c) the independent directors of the target fund who were elected by shareholders will comprise a majority of the independent directors of the acquiring fund; and (d) any distribution fees under a Rule 12b-1 plan payable by the acquiring fund are no greater than the distribution fees payable by the target fund. The Board of Directors of the Acquiring Fund and the Target Corporation have each determined that each of the conditions listed above is satisfied in the case of the Reorganization.

Combined Prospectus/Information Statement – Introduction

Comment 6:    Please consider clarifying how the reorganization of the Master Portfolios relates to the Reorganization.

Response:    In response to the Staff’s comment, the seventh paragraph of the introduction is revised as set forth below. In addition, similar clarifying changes have been made to other sections of the Registration Statement.

“In connection with the Master Reorganization, the Target Master Portfolio will transfer all of its assets and liabilities to the Acquiring Master Portfolio in exchange for interests of the Acquiring Master Portfolio having equal value to the net assets transferred (the “Acquiring Master Portfolio Interests”). Immediately thereafter, the Target Master Portfolio will exchange the Acquiring Master Portfolio Interests for the interests of the Target Master Portfolio held by the Target Fund and the Target Master Portfolio will be terminated as a series of the Target Master LLC. Following the Master Reorganization, the Target Fund will then be reorganized into the Acquiring Fund. Following the Master Reorganization and the Reorganization, the Acquiring Fund will continue as a feeder fund that invests all of its assets in the Acquiring Master Portfolio. The Master Reorganization is not governed by this Combined Prospectus/Information Statement.”

Securities and Exchange Commission

October 11, 2019

Summary – Board Approval and Structure of the Reorganization

Comment 7:    The Staff notes that the Master Reorganization provides for the termination, dissolution and liquidation of the Target Master Portfolio as a series of the Target Master LLC. Please explain the status of the Target Master LLC following the Master Reorganization.

Response:    Following the Master Reorganization, the Target Master LLC will continue along with other separate series of the Target Master LLC.

Comment 8:    Please confirm if a registration statement on Form N-14 will be filed in connection with the Master Reorganization. If so, please confirm when you plan on filing such registration statement. If not, please explain why a registration statement is not required to be filed.

Response:    The Master Reorganization does not require the filing of a registration statement under the Securities Act of 1933, as amended (the “1933 Act”), because interests in the Acquiring Master Portfolio are issued solely in private placement transactions that do not involve a “public offering” within the meaning for Section 4(a)(2) of the 1933 Act.

* * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Janey Ahn

Jessica Herlihy

John A. MacKinnon

4